PEGASUS MEDICAL HOLDINGS, INC.

July 2, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Christopher Dunham
Staff Attorney

RE:	Pegasus Medical Holdings, Inc. Registration Statement on Form 10-12G Filed May 12, 2021 File No. 000-56282

Dear Mr. Dunham:

Set forth below are the responses of Pegasus Medical Holdings, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2021, with respect to the Company’s registration statement on Form 10-12G filed with the Commission on May 12, 2021 (the “Registration Statement”).

Subsequent to or contemporaneous with the submission of this letter, we shall file through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience and ease of further review, we will also provide by email a marked copy of Amendment No. 3 to show all changes made to the Registration Statement, Amendment No. 2.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

Comment No.1

Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will be subject to the reporting requirements of the Securities Exchange Act of 1934.

Response to Comment No. 1

We confirm our understanding that the registration statement on Form 10-12G will become automatically effective within 60 days of filing on May 12, 2021, and that the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Comment No. 2

We note that your certificate of incorporation’s forum selection clause provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation.  Please describe the provision in your registration statement and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment No. 2

We have amended our certificate of incorporation solely to amend the forum selection clause under Article X to address the SEC’s comment and for the sake of clarity and efficiency, which we believe addresses the Staff’s comment.  We have also included disclosure regarding the forum selection clause of our charter in Amendment No. 1, and we have filed the charter amendment with the Delaware Secretary of State’s office on June 11, 2021 (a certified copy of which we have filed as an exhibit with Amendment No.1). Specifically, the text of Article X (which set forth the forum selection clause) was deleted in its entirety and replaced with the following:

“Unless the Company consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, this Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another state court of the State of Delaware or, if no state court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware).  Notwithstanding the foregoing, unless the Company consents in writing to the selection of an alternative forum, United States District Court for the District of Delaware or such federal court having jurisdiction over such matter shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint, action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Article X.”

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Directors and Executive Officers, page 14

Comment 3.

Please disclose the dates of Mr. Wheeless' tenure as CFO with the entities identified and, given that he only devotes a few hours per week to your operations, whether he served in a less than full-time capacity. Please also revise to clarify Taal Distributed Information Technologies Inc.'s reporting obligation as a publicly traded company, as well as the dates that LaunchKey Inc. and Pilus Energy were acquired.  Please also disclose the principal business and size of the entities identified, and expand upon the "numerous privately held companies" where Mr. Wheeless has been an "adviser and/or board member." Refer to Item 401(e) of Regulation S-K for guidance.

Response to Comment No. 3

The Company has revised the biographic information of Mr. Wheeless to address Staff comment No. 3, and have inserted the dates of service to the specific companies described, clarified or expanded the description of the public companies for which Mr. Wheeless has provided services, including for Taal Distributed Information Technologies Inc.  We have also described the industries that the privately held companies were in, and we have also deleted the sentence that provided "numerous privately held companies" where Mr. Wheeless has been an "adviser and/or board member", as it was redundant of the companies specifically denoted in the biographic description.

Executive Compensation, page 15

Comment 4.

We note your disclosure that no officer or director has received any compensation from you since your inception, though you later disclose issuing 1,000,000 restricted shares of common stock to Mr. Wheeless at par value on December 20, 2018 in exchange for services provided, and your financial statements identify the issuance of 1,000,000 shares on May 31, 2019 as settlement of a management fee of $25,000. Please revise to address these apparent discrepancies and, if applicable, explain why you do not consider the $249,975,000 difference between the management fee and the fair value of the shares to be compensation under Item 402(m) of Regulation S-K.

Response to Comment No. 4.

In response to the Staff’s Comment No. 4, we have revised the disclosure for purposes of consistency and to correct the ministerial error which stated that Mr. Wheeless’ 1,000,000 shares were issued in settlement of a management fee in May of 2019.  The 1,000,000 shares issued to Mr. Wheeless were done at inception of the company as founder’s stock.  We have also clarified that “no cash compensation” has been paid to date, as that is also factually accurate.

The Founder’s shares were valued according to GAAP.  There was no valuation report or active trading market for the shares and, therefore, the shares were valued at the most recent round of convertible debt funding based on a proposed transaction we looked at undertaking at the time. Based on the situation at hand, we valued the founder shares in line with the conversion price of the convertible securities described in the Form 10.  For the foregoing reasons, we do not deem the stock to be compensation, and the difference of $249,975,000 is written down accordingly. The valuation will, in the normal course, have to be revisited upon consummation of a merger or acquisition transaction which is described by way of example in the Form 10,

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Recent Sales of Unregistered Securities, page 17

Comment No. 5.

We note your disclosure beginning on page 19 that the five convertible notes were substantially identical. However based on the number of shares outstanding it appears that some of the convertible notes were converted at a different per share prices. Please revise to clarify the terms of conversion and aggregate consideration received per Item 701 of Regulation S-K. Please further disclose how you determined the value of your common shares and the reason for the material change in their value since you disclose conducting virtually no business operations to date.

Response to Comment No. 5

In response to comment No. 7, we note that the shares converted under all of the notes was done at the same conversion price.  The initial set of notes issued for an aggregate of $175,000 was converted into 700 shares of common stock, and the second set of notes issued subsequently was for aggregate proceeds of $35,000, and were converted into 140 shares of common stock. This equaled a conversion price per shares of $250 per share.

In addition, we have included the following disclosure relating to the valuation of the convertible note: “The conversion price per share of each convertible note was determined on an estimated $40 million valuation of the Company target; provided, however, that the conversion price per share was subject to a downward adjustment (i.e., more shares would be issued) based upon the actual valuation of an the acquiring/acquired entity, merger partner or acquisition target, in each case prior to the effective maturity date, utilizing customary market standards, such as a multiple of annual revenue or earnings, value of assets or existing contracts or such other comparable industry standard.  Since the maturity date has passed, this conversion adjustment feature expired. This notwithstanding, on a going forward basis, should the Company be purchased for cash with retention of a percentage of the successor entity’s stock, the Company currently intends that its outstanding shares of common stock shall be exchanged for shares of stock in the successor entity on a proportionate basis to such investors investment (e.g., should the Company retain 10% of the successor entity, then a proportionate basis of the 10% of such stock would be exchanged for Company stock of the successor entity at the valuation of such successor entity), and any surplus cash from the cash payment to purchase the Company (if any, following the payment of any existing Company financial debts and obligations) shall be issued as a dividend to the original Company investors in connection with the consummation of such transaction.”

Financial Statements , page 23

Comment No. 6.

Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response to Comment No. 6.

We have included the most recent quarterly financial statements with Amendment No. 1, and updated the table of contents related thereto.

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Significant Accounting Policies, page F-6

Comment No. 7.

Your disclosure in this section indicates that your financial statements have been prepared and comply with IFRS. In light of the above, please help us to understand why your auditors provided their opinion on page F-1 with regards to the conformity of your financial statements to accounting principles generally accepted in the US. We may have further comment after receiving your response.

Response to Comment No. 7.

This was a clerical error, which has been corrected to reflect that the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles – or U.S. GAAP.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (614) 395-7778 or Theodore J. Ghorra, Esq. of Rimon P.C. at (212-515-9979.

Very truly yours,

PEGASUS MEDICAL HOLDINGS, INC.

By:	/s/ Rich Wheeless
Name:	Rich Wheeless
Title:	Chief Executive Officer

cc:	Christopher Dunham (Securities and Exchange Commission) Timothy Gladden (Rimon P.C.)

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